ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

July 16, 2021

BY EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Funds (Registration Nos. 811-08257 and 333-29337); State Street Variable Insurance Series Funds, Inc. (Registration Nos. 811-04041 and 002-91369)

Ladies and Gentlemen:

Yesterday, on behalf of State Street Institutional Funds and State Street Variable Insurance Series Funds, Inc. (together, the “Trusts”), we filed through EDGAR, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, a copy of the Trusts’ preliminary proxy statement relating to the upcoming special meeting of shareholders of State Street Institutional Premier Growth Equity Fund, a series of State Street Institutional Funds, and State Street Premier Growth Equity V.I.S. Fund, a series of State Street Variable Insurance Series Funds, Inc. (each, a “Fund”). The SEC Accession Number for the filing is 0001193125-21-216528. The meeting is being called for the purposes described in the preliminary proxy statement. Copies of the proxy statement are expected to be printed on or about August 4, 2021 for mailing to each Fund’s shareholders beginning shortly thereafter.

Please direct any questions concerning this filing to the undersigned at (617) 951-7114.

Very truly yours,

/s/ Adam Schlichtmann

Adam Schlichtmann